United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934.

Commission File Number 333-93727

INSTRON CORPORATION
(And its Subsidiaries Identified on the Following Page)
(Exact name of registrant as specified in its charter)

100 Royall Street, Canton, Massachusetts 02021, 781-828-2500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

13¼% Senior Subordinated Notes Due 2009(1)
Subsidiary Guarantees to 13¼% Senior Subordinated Notes Due 2009(1)
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[x]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: The Company had approximately one holder of 13¼% Senior Subordinated Notes Due 2009 and related Subsidiary Guarantees.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrants have caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 31, 2003	By:	/s/ Steven L. Martindale Steven L. Martindale* Senior Vice President and Chief Financial Officer * Pursuant to a Power of Attorney filed herewith

(1)  Effective March 12, 2003, the Company and the Subsidiary Guarantors amended the Indenture, dated September 29, 1999, regarding the 13¼% Senior Subordinated Notes Due 2009 and related Subsidiary Guarantees. As a result of such amendment, the Company and the Subsidiary Guarantors no longer have an obligation to file periodic reports with the Securities and Exchange Commission.

Name	Address

Instron Realty Trust	**

IRT-II Trust	**

Instron Structural Testing Systems Corp. (f/k/a Instron Schenck Testing Systems Corp.)	**

Instron Japan Company, Ltd.	**

Instron Asia Limited	**

Instron/Lawrence Corporation	**

** 100 Royall Street, Canton, MA 02021, 781-828-2500

POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints James O. Garrison and Steven L. Martindale, and each of them, as the true and lawful attorney or attorneys-in-fact, with full power of substitution and revocation, for the undersigned and in the name, place and stead of the undersigned, in any and all capacities, to execute, on behalf of the undersigned, a Form 15 relating to Instron Corporation’s 13¼% Senior Subordinated Notes Due 2009 and the related Subsidiary Guarantees, and any and all other documents that may be required, from time to time, to be filed with the Securities and Exchange Commission, to execute any and all amendments or supplements to any such statements or forms, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorney or attorneys-in-fact, and each of them, full power and authority to do so and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney or attorneys-in-fact or any of them or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. The undersigned acknowledges that the foregoing attorneys-in-fact, and each of them, in serving in such capacity at the request of the undersigned, are not assuming any of the responsibilities of the undersigned to comply with the Securities Exchange Act of 1934 or any other legal requirement. This Power of Attorney shall remain in effect until revoked in writing by the undersigned.

INSTRON CORPORATION	INSTRON STRUCTURAL TESTING SYSTEMS CORP. (f/k/a Instron Schenck Testing Systems Corp.)

By: /s/ Steven L. Martindale	By: /s/ Steven L. Martindale

Name: Steven L. Martindale	Name: Steven L. Martindale
Title: Senior Vice President and CFO	Title: Vice President

INSTRON REALTY TRUST	IRT II TRUST

By: /s/ James O. Garrison	By: /s/ James O. Garrison

Name: James O. Garrison	Name: James O. Garrison
Title: Trustee	Title: Trustee

INSTRON JAPAN COMPANY, LTD	INSTRON ASIA LIMITED

By: /s/ Steven L. Martindale	By: /s/ Steven L. Martindale

Name: Steven L. Martindale	Name: Steven L. Martindale
Title: Vice President	Title: Vice President

INSTRON/LAWRENCE CORPORATION

By: /s/ James O. Garrison

Name: James O. Garrison
Title: Chief Executive Officer